UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2016, OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan (1998), c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN (1998)

Statements of Net Assets Available for Plan
Benefits as of June 30, 2016 and 2015, Statements
of Changes in Net Assets Available for Plan
Benefits for the Years Ended June 30, 2016, 2015
and 2014, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2016 and 2015	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2016, 2015 and 2014	3

Notes to Financial Statements as of June 30, 2016 and 2015 and for the Years Ended June 30, 2016, 2015 and 2014	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Procter & Gamble Ireland Employees Share Ownership Plan (1998)
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (1998) ("Plan") as of June 30, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the three years in the period ended June 30, 2016.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2016 and 2015, and the changes in net assets available for plan benefits for the years ended June 30, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP
Deloitte LLP
Newcastle upon Tyne, United Kingdom

September 22, 2016

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE, 30 2016 AND 2015

	2016	2015
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (54,603 shares at 30 June 2016, 52,779 shares at 30 June 2015)	4,165,073	3,689,955

Cash at bank and in hand	72,388	73,383
Due from participating Procter & Gamble companies (Note 8)	100,756	88,976
Total assets	4,338,217	3,852,314

LIABILITIES:
Distributions payable (Note 5)	(41,497)	(42,798)
Total liabilities	(41,497)	(42,798)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	4,296,720	3,809,516

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE, 30 2016, 2015 AND 2014

	2016	2015	2014
	€	€	€
ADDITIONS / (LOSSES):
Investment Income/(Loss):
Realised gain on investments sold (Note 4)	39,073	129,831	4,433
Net appreciation / (depreciation) in fair value of investment (Note 4)	317,259	593,471	(73,933)
Dividend Income	130,666	125,084	110,749
Total Investment Income	486,998	848,386	41,249
Contributions from participating Procter & Gamble
companies (Note 8)	566,551	557,606	545,265
Contributions from participants	566,551	557,606	545,265
Total Contributions	1,133,102	1,115,212	1,090,530
Total Additions	1,620,100	1,963,598	1,131,779

DEDUCTIONS:
Distributions and withdrawals to participants	(1,132,896)	(1,545,281)	(1,352,533)
Total Deductions	(1,132,896)	(1,545,281)	(1,352,533)

NET INCREASE / (DECREASE) IN NET ASSETS	487,204	418,317	(220,754)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	3,809,516	3,391,199	3,611,953

End of year	4,296,720	3,809,516	3,391,199

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2016, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The Procter & Gamble Ireland Employees Share Ownership Plan (1998) (the "Plan") is a stock ownership plan sponsored by The Procter & Gamble Company ("Company").  The following brief description is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.
General - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares of the Company.  The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility - Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company (Note 7) with the exception of employees considered to be an executive, officer, director, or a 10% stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico. Eligible employees can enrol in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.
Contributions - Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (Note 7) match all contributions made by employees in full.
Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the Plan rules.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the participating Procter & Gamble companies' (Note 7) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.
Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.
Investments - Participants are only permitted to invest in the Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net Appreciation / (Depreciation)  in Fair Value of Investments - Realized and unrealized appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation / (depreciation), or on the last day of the year for unrealized appreciation / (depreciation).
Cash at Bank and In Hand - Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.
Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 7).

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

3.	FAIR VALUE MEASUREMENT
ASC 820, Fair Value Measures and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market and are classified as Level 1 assets as of June 30, 2016 and 2015.

4.	INVESTMENTS
 The Plan's investment in Company common stock experienced net appreciation / (depreciation) in value as follows for the years ended June 30, 2016, 2015, and 2014:
	2016	2015	2014
	€	€	€
The Procter & Gamble Company common stock
Net appreciation/ (depreciation)	317,259	593,471	(73,933)

The realized gain on sales of Company common stock for the years ended June 30, 2016, 2015 and 2014 was determined using an average cost method as follows:

	2016	2015	2014
	€	€	€
Proceeds on sales of shares	498,363	522,866	299,023
Cost	459,290	393,035	294,589
Realised gain on sales of shares	39,073	129,831	4,433

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

5.	DISTRIBUTIONS PAYABLE
Distributions payable represent dividends and proceeds from disposals owed to participants and were €41,497 and €42,798 at June 30, 2016 and 2015, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

6.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company's common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan administrators believe it is no longer subject to income tax examinations for years prior to 2013.

The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2016 and 2015 and no provision for income taxes has been reflected in the accompanying financial statements.

7.	PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble Companies are as follows:

•	Procter & Gamble (Manufacturing) Ireland Ltd;
•	HFC Prestige Products Ltd;
•	Procter & Gamble (HABC) Ltd;
•	Procter & Gamble (L&CP) Ltd; and
•	Wella (U.K.) Ltd.

8.	RELATED PARTY TRANSACTIONS
At June 30, 2016 and 2015, the Plan held 54,603 and 52,779 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of €3,569,415 and €3,211,651 respectively. Contributions from participating Procter & Gamble Companies of €566,551, €557,606 and €545,265 were recorded for the years ended June 30, 2016, 2015 and 2014 respectively.

Amounts due from participating Procter & Gamble Companies of €100,756 and €88,976 were recorded at June 30, 2016 and 2015 respectively. During the years ended June 30, 2016, 2015 and 2014, the Plan recorded dividend income from The Procter & Gamble Company common stock of  €130,666, €125,084 and €110,749 respectively.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

9.	PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

10.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 22, 2016, the date the financial were available to be issued. No other events have occurred that require adjustment to or disclosure in the financial statement of the Plan.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 22 day of September 2016.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN (1998)

/s/ Joyce Brennan
Joyce Brennan
Director
Irish Pensions Trust Limited,
Corporate Trustee

/s/ Martin O'Callaghan
Martin O'Callaghan
Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.

      23 Consent of Deloitte LLP